[redacted]

13026344

SEC Mail Processing Section
DEC 2 - 2013
Washington DC
404

OMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 09/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oakbridge Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 S. Kirkwood Road, Ste. 190
(No. and Street)

St. Louis (City) MO (State) 63122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Huang (314) 997-7488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mueller Prost PC
(Name – *if individual, state last, first, middle name*)

2460 Executive Drive (Address) St. Charles (City) MO (State) 63303 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 12/13

12/18/13

KW 12/18/13

OATH OR AFFIRMATION

I, John Huang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oakbridge Financial Services, as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBBIE SIEBER
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: April 18, 2016
Commission Number: 12421187

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mueller Prost PC
CPAs + Business Advisors

November 27, 2013

Mr. John Huang
Oakbridge Financial Services
910 S. Kirkwood Rd. Suite190
Kirkwood, MO 63122

Dear John:

Enclosed are 1 bound copy and 6 unbound copies of *Oakbridge Financial Services's* financial statements for the year ended September 30, 2013. A scanned copy will also be sent to you.

Two copies of the report should be sent to the Principal Office of the SEC at the following address:

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

One copy should be sent to the Regional Office of the SEC at the following address:

Securities and Exchange Commission
Chicago Regional Office
Merri Jo Gillette, Regional Director
175 W. Jackson Boulevard
Suite 900
Chicago, IL 60604

We thank you for the opportunity to provide this service to you. Please do not hesitate to contact me, if you have any questions or if we can provide additional services.

Sincerely,

Mueller Prost PC

Jim Bredenkoetter, CPA

JDB:bvh
Enclosures
18417000

Main tel +1 314 862 2070 | Main fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 7733 Forsyth Blvd. | Suite 1200 | St. Louis | MO | 63105
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303

OAKBRIDGE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS, SUPPLEMENTARY INFORMATION
AND
REPORT ON INTERNAL CONTROLS

SEPTEMBER 30, 2013

Mueller Prost PC
CPAs + Business Advisors

Member of PKF North America
An association of legally independent firms

Main tel +1 314 862 2070 | Fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 7733 Forsyth Blvd. | Suite 1200 | St. Louis | MO | 63105
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303

MAKING A DIFFERENCE FOR 30 YEARS

TABLE OF CONTENTS

To the Board of Directors and Stockholders of
Oakbridge Financial Services, Inc
Kirkwood, Missouri

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of *Oakbridge Financial Services, Inc* (the "Company") as of September 30, 2013, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Basis for Qualified Opinion

As discussed in Note 3 to the financial statements, the Company has not recorded an intangible asset and related obligations for future payments to the Company's former stockholder under an indemnification clause in a purchase agreement dated December 15, 2011. The excluded items mentioned above should be reported to conform with accounting principles generally accepted in the United States of America. If future payments were corrected for that departure from U.S. generally accepted accounting principles, intangible assets would be increased by $94,281, liabilities by $82,302 and retained earnings by $16,303 as of September 30, 2013 and the net loss would be increased by $4,324 for the year then ended.

As discussed in Note 3 to the financial statements, the Company reports its rent expense on an operating lease as payments are made, not a straight-line basis. Rent expense should be recognized on a straight-line basis over the life of the lease to conform with accounting principles generally accepted in the United States of America. If future rent expense were corrected for that departure from U.S. generally accepted accounting principles, liabilities would be increased by $30,926 as of September 30, 2013 and the net loss would be increased by $30,926 for the year then ended.

Qualified Opinion

In our opinion, except for the effects of not recording an intangible asset and related obligations for future payments to the Company's former stockholder under an indemnification clause in a purchase agreement dated December 15, 2011 and reporting rent expense as payments are made, not a straight-line basis over the life of the lease as discussed in the Basis for Qualified Opinion paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of *Oakbridge Financial Services, Inc* as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Mueller Prost PC

Certified Public Accountants

November 27, 2013
St. Louis, Missouri

OAKBRIDGE FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2013

ASSETS

Assets		
Cash	$	9,276
Cash deposit with clearing broker		50,000
Commissions receivable		36,016
Property and equipment, net		29,372
Total Assets	$	**124,664**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued payroll liabilities	$	41,928
Deposit		10,000
Total Liabilities		51,928
Stockholders' Equity		
Preferred stock - non-covertible, par value $10, authorized 30,000 shares; 11,166 shares issued and outstanding		111,660
Common stock, par value $0.10, authorized 300,000 shares; 300,000 shares issued, 200,000 outstanding		30,000
Additional paid-in capital		312,191
Retained earnings (deficit)		(371,685)
		82,166
Less: treasury stock, 100,000 shares, at cost		9,430
Total Stockholders' Equity		72,736
Total Liabilities and Stockholders' Equity	$	**124,664**

The notes to financial statements are an integral part of these statements.

OAKBRIDGE FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
SEPTEMBER 30, 2013

Revenue		
Commissions	$	680,179
Other income		7,709
Total Revenue		687,888
Operating Expenses		
Broker commissions		278,416
Clearing expense		52,040
Depreciation		6,623
Dues and Subscriptions		8,636
Insurance and Benefits		5,823
Travel and Entertainment		5,335
Miscellaneous Expenses		36,863
Professional fees		14,162
Office expenses		22,531
Registration and licensing		18,671
Rent		47,741
Salaries and payroll taxes		196,161
Total Operating Expenses		693,002
Net Loss	$	(5,114)

The notes to financial statements are an integral part of these statements.

OAKBRIDGE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2013

	Common Stock	Additional Paid-in Capital	Treasury Stock	Preferred Stock	Retained Earnings (Deficit)	Total
Balance at September 30, 2012	$ 30,000	$ 278,191	$ (9,430)	$ 111,660	$ (366,571)	$ 43,850
Capital Contribution	-	47,000	-	-	-	47,000
Distributions	-	(13,000)	-	-	-	-
Net Loss	-	-	-	-	(5,114)	(5,114)
Balance at Setember 30, 2013	$ **30,000**	$ **312,191**	$ **(9,430)**	$ **111,660**	$ **(371,685)**	$ **85,736**

The notes to financial statements are an integral part of these statements.

OAKBRIDGE FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

SEPTEMBER 30, 2013

Cash Flows from Operating Activities		
Net loss	$	(5,114)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation and amortization		6,623
Change in assets and liabilities		
(Increase) decrease in operating assets		
Cash deposit with clearing broker		(14,000)
Accounts receivable - brokers		1,237
Receivable from clearing brokers		(5,443)
Other assets		5,969
Increase (decrease) in operating liabilities		
Accounts payable		(3,166)
Accrued expenses		7,142
Total Adjustments		(1,638)
Net Cash Used by Operating Activities		(6,752)
Cash Flows from Investing Activities		
Capital expenditures		(30,737)
Net Cash Used by Investing Activities		(30,737)
Cash Flows from Financing Activities		
Distributions to stockholders		(13,000)
Additional paid-in capital received		47,000
Net Cash Provided by Financing Activities		34,000
Net Decrease in Cash and Cash Equivalents		(3,489)
Cash and Cash Equivalents - Beginning of the Year		12,765
Cash and Cash Equivalents - End of the Year	$	**9,276**

The notes to financial statements are an integral part of these statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding Oakbridge Financial Services, Inc's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Oakbridge Financial Services, Inc, (the "Company"), is a registered securities broker-dealer under the Securities Exchange Act of 1934. The Company was formed in January 1985 and began operations in June 1985. The Company does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA"). The Company's customers are located principally in the St. Louis, Missouri area.

The Company (an introducing broker) clears its customer transactions through RBC Capital Markets, Inc., a division of Royal Bank of Canada, Members, New York Stock Exchange, on a fully disclosed basis. The clearing broker will deduct from commissions due the Company a clearing fee for their services, based on the number of shares traded and a charge by the exchange on which the trade is executed. RBC Capital Markets, Inc. requires the Company to maintain a good faith cash deposit of $50,000. Claims against the Company, not otherwise resolved within 5 days notice to the Company, may be charge to this deposit account by the clearing broker, if commissions due the Company on hand are inadequate to settle the claim. The clearing broker, upon termination of the agreement will deliver to the Company the contents of the deposit account on or before the 30th day after said termination. The funds maintained with the clearing broker are at risk, uninsured and un-collateralized.

Revenue Recognition

Commissions on options, securities and other financial products marketed by the Company are recorded gross on notice of the amount from the clearing broker on a trade date basis.

Broker Compensation

Commissions paid to brokers are an agreed upon percentage based on cleared business or packaged products and the broker's status with the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions Receivable

Commissions receivable from clearing broker from performing introductory broker-dealer services are based on contracted prices. The Company provides an allowance for uncollectable broker commissions based on historical experience and management analysis of the current status of existing receivables. As of September 30, 2013, management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

Property and Equipment

Property and equipment are stated at cost, and depreciation is computed using accelerated methods over the estimated useful lives of three to seven years. The Company's policy is to capitalize all property and equipment purchases over $1,000. At September 30, 2013 property and equipment consisted of the following:

Furniture and fixtures	$	54,046
Computer equipment		68,904
Leasehold improvements		30,737
		153,687
Less: Accumulated depreciation		(124,315)
Net Property and Equipment	$	29,372

Depreciation expense was $6,623 for the year ended September 30, 2013.

Income Taxes

The Company follows "FASB Accounting Standards Codification 740-10, Income Taxes – Overall". Included in this is a requirement that realization of an uncertain income tax position must be "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements. Further, the code section prescribes the benefit or expense to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expense.

The Company has assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended September 30, 2013. The federal and state income tax returns of the Company for 2012, 2011, 2010 and 2009 are subject to examination by the respective taxing authorities generally for three years after they were filed.

The Company reports income for income tax purposes using the accrual basis of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

Management has evaluated subsequent events through November 27, 2013, the date which the financial statements where available to be issued.

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $43,364 which was $38,364 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.198 to 1.

NOTE 3 COMMITMENTS AND CONTINGENCIES

On October 1, 2012, the Company entered into a new operating lease agreement for office space. The Company is responsible for utilities, taxes, insurance and routine maintenance.

Minimum future lease payments over the next four years and in the aggregate is as follows at September 30, 2013:

2014	$	80,076
2015		82,620
2016		85,152
2017		87,696
	$	335,544

The amount of rent charged to operations was $47,741 for the year ended September 30, 2013.

Subject to the Stock Purchase Agreement dated December 15, 2102, entered into by the Company, the two current common stockholders, and the previous common stockholder, the Company has a contingent liability for monthly payments of $1,000 through February 15, 2022, to the previous common stockholder for indemnifications under the agreement.

Under the agreement, the Company is also required to pay the previous common stockholder one percent (1%) of the Company after clearing gross revenues for the immediately preceding calendar year, to the extent that such amount exceeds payments above. Such payments are due February 15th of each year beginning in 2013. As of September 30, 2013, no such future contingent payments are likely to occur based on the Company's gross revenue for the year ended.

Payments under this agreement were $13,000 for the year ended September 30, 2013.

NOTE 4 INCOME TAXES

The Company has no income tax expense or benefit for the year ended September 30, 2013, A valuation allowance has been established equal to the deferred tax asset related to the net operating loss carry-forwards, as planning strategies had not been developed to utilize the benefit of the net operating losses and future taxable income could not be assured.

NOTE 5 RELATED PARTY TRANSACTION

Due to related party includes a deposit from a related party through common ownership in order for the Company to execute transactions with an investment advisory firm. The deposit totaled $10,000 at September 30, 2013.

NOTE 6 GOING CONCERN

As reported in the accompanying financial statements, the Company's net loss was $5,114 for the year ended September 30, 2013, and its retained deficit was $371,685 at September 30, 2013. The ability of the Company to continue as a going concern is dependent on the success of management efforts to obtain additional capital, reduce operating expenditures, or increase trading commissions. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

OAKBRIDGE FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2013

1. Total ownership equity from Statement of Financial Condition			$ 72,736	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			72,736	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 72,736	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 29,372	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(29,372)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 43,364	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 43,364	3750

OMIT PENNIES

See independent auditors' report.

OAKBRIDGE FINANCIAL SECURITIES, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS
SEPTEMBER 30, 2013

Part A

11. Minimum net capital required (6-2/3% of line 19)			$	3,462	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	5,000	3760
14. Excess net capital (line 10 less 13)			$	38,364	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$	37,364	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	51,928	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	51,928	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	119.75	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17a-5 as of September 30, 2013.

See independent auditors' report.

OAKBRIDGE FINANCIAL SECURITIES, INC.
EXEMPTIVE PROVISION AND SCHEDULED WITHDRAWALS
SEPTEMBER 30, 2013

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ______ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... ______ 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

RBC Correspondent Services 4335 X 4570

D. (k) (3) - Exempted by order of the Commission .... ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

See independent auditors' report.

Mueller Prost PC
CPAs + Business Advisors

To the Board of Directors and Stockholders of
Oakbridge Financial Services, Inc
Kirkwood, Missouri

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROLS

In planning and performing our audit of the financial statements of *Oakbridge Financial Services, Inc* (the "Company"), as of for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with Management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Main tel +1 314 862 2070 | Main fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 7733 Forsyth Blvd. | Suite 1200 | St. Louis | MO | 63105
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mueller Prost PC

Certified Public Accountants

November 27, 2014
St. Louis, Missouri